SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 Schedule 14f-1


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

            INFORMATION PURSUANT TO SECTION 14 (F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER



                            DIGITAL POWER CORPORATION
             (Exact name of Registrant as specified in its charter)


         California                    1-12711                   94-1721931
         ----------                    -------                   ----------
(State or other jurisdiction    (Commission File No.           (IRS Employer
  of incorporation)                                          Identification No.)




                              41920 Christy Street
                         Fremont, California 94538-3158
                         ------------------------------
          (Address of principal executive offices, including Zip Code)


       Registrant's telephone number, including area code: (510) 657-2635

                            Digital Power Corporation
                              41920 Christy Street
                         Fremont, California 94538-3158


                              Information Statement
                    Report of Change In Majority of Directors

Introduction

     This Information Statement is being furnished by Digital Power Corporation (the "Company" or "Digital Power") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with entering into a securities purchase agreement with Telkoor Telecom Ltd. and a change in Digital Power's Board of Directors as a result thereof.

     The change of directors is anticipated to occur upon the consummation of the securities purchase agreement, but no earlier than ten days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all the holders of record of the Company's common stock. This Information Statement is being mailed on or about October 16, 2001 to all holders of record on October 10, 2001.

Voting Securities

     There are currently 3,260,680 shares of the Company's common stock outstanding. Assuming consummation of the securities purchase agreement, there will be 4,510,680 shares of common stock outstanding. The Company has no other securities outstanding.

Securities Purchase Agreement

     On September 6, 2001, the Company and Telkoor Telecom Ltd., a limited liability company organized under the laws of Israel ("Telkoor Telecom"), entered into a securities purchase agreement. Under the terms of the securities purchase agreement, Telkoor paid U.S.$1,250,000 for (i) 1,250,000 shares of the Company's common stock, (ii) a warrant to purchase 900,000 shares of common stock at U.S.$1.25 per share expiring sixty (60) days after the Company files its Form 10-KSB for the year ended December 31, 2002 and (iii) a warrant to purchase 1,000,000 shares of common stock at U.S.$1.50 per share expiring on December 31, 2003.

     Telkoor Telecom is a public company with its shares traded on the Tel-Aviv Stock Exchange. Telkoor Telecom is primarily engaged in the development, marketing and sale of power supplies and power systems for the telecommunication equipment industry. Its products are targeted to both the private-commercial market and to military application market. Telkoor Telecom will use its own funds to purchase the securities of Digital Power. Prior to the transaction, Telkoor Telecom did not own any shares of the Company.

     The completion of the securities purchase agreement is subject to certain conditions, including that the Company's net tangible assets have not decreased by 50% from June 30, 2001 to August 31, 2001 and will close ten (10) days after the Company delivers a financial report for the period ended August 31, 2001 to Telkoor, which is anticipated to occur at the end of October 2001. If the securities purchase agreement is completed, Telkoor Telecom will own 1,250,000 shares of common stock representing approximately 28% of Digital Power's common stock outstanding with the right to increase its ownership to 49% if Telekoor Telecom exercises all of its warrants.

     Digital Power's Board of Directors currently consists of five members. Pursuant to the stock purchase agreement, Telkoor Telecom will have the right to appoint at least a majority of Digital Power's Board of Directors. Assuming consummation of the securities purchase agreement, Mr. Ben-Zion Diamant will be appointed as the Chairman of the Board and Messrs. David Amitai and Mark Thum will be appointed to the Company's Board of Directors. Mr. Amitai will also be appointed as President and Chief Executive Officer. Mr. Robert Smith will continue as a consultant to and member of the Board of Directors of the Company, but will resign as the President, Chief Executive Officer and Chairman. Mr. Chris Schofield will remain as the Managing Director of Digital Power Limited. Mr. Scott McDonald will remain as a Director. Mr. Philip Swany will remain as the Company's Chief Financial Officer. All other current members of the Board of Directors consisting of Messrs. Chris Schofield, Thomas O'Neil, Jr. and Robert Boschert will resign from the Board of Directors.

Directors and Executive Officers

     The following table sets forth certain information for each officer and director of the Company assuming the securities purchase agreement has been completed.

Name                            Age      Position                                                   Since
----                            ---      --------                                                   -----
Ben-Zion Diamant                52       Chairman                                                   2001
David Amitai                    59       Director, President and Chief Executive Officer            2001
Mark L. Thum                    52       Director                                                   2001
Robert Smith                    57       Director                                                   1989
Scott C. McDonald               47       Director                                                   1998
Chris Schofield                 44       Managing Director of Digital Power Limited                 1998
Philip Swany                    52       Chief Financial Officer                                    1996

     The following is information on the business experience of each officer and director.

     Ben-Zion Diamant. Since 1994, Mr. Diamant has been the Chairman of the Board of Telkoor Telecom Ltd. From 1992-1994, Mr. Diamant was a partner and business development manager. From 1989 to 1992, Mr. Diamant was a partner and manager of Rotel Communication. Mr. Diamant was also a senior officer in the Israel Air Force. He earned his BA in Political Science from Bar-Ilan University.

     David Amitai. Mr. Amitai is the President and Chief Executive Officer of Telkoor Telecom Ltd. and its subsidiary Telkoor Power Supplies. Mr. Amitai has held both positions since 1994. Prior to working for Telkoor Telecom Ltd., Mr. Amitai was the founder and General Manager of Tadiran's Microelectronics Division from 1978 to 1989 and the Director of Material and Logistics of Tradiran from 1989 to 1994. Mr. Amitai held positions in engineering and manufacturing at the California base semiconductor companies: Monolithic Memories (MMI) and National Semiconductor. Mr. Amitai earned his engineering degree from California State University at San Jose, California.

     Mark L. Thum. Mr. Thum is currently Vice President of International Business Development for BAE Systems Information and Electronic Warefare System (formerly Sanders, a Lockheed Martin company, and formerly Loral Electronics Systems). Mr. Thum joined then Loral Electronic Systems in 1993. From 1971 to 1993, Mr. Thum worked for German Aerospace Corporation. From 1989 to 1993, he was a director of Airborne Early Warning Aircraft International Programs. Mr. Thum holds a BE in Engineering Science from State University of New York at Stony Brook and a MS in Management Engineering from Long Island University.

     Robert Smith has served as a Director of the Company since 1989. Upon closing of the transaction with Telkoor Telecom, he will become a consultant to the Company. Mr. Smith served as Chief Executive Officer from 1989 to 2001, President where he served from 1996 to 2001 and Chairman of the Board where he served from 1999 to 2001. From 1980 to 1989, he served as Vice President/Group Controller of Power Conversion Group, General Manager of Compower Division, and President of Boschert, a subsidiary of Computer Products, Inc., a manufacturer of power conversion products and industrial automation systems. Mr. Smith received his B.S. in Business Administration from Ohio University and has completed course work at the M.B.A. program at Kent State University.

     Scott C. McDonald has been a director since May 1998. He also served as the Chief Financial Officer and Administrative Officer of Conxion Corporation from December 1999 to May 2001. He is also a Director of Castelle Incorporated and Octant Technologies, Inc. since April 1999 and April 1998, respectively. From November 1996 to May 1998, Mr. McDonald served as Director of CIDCO Incorporated, a communications and information delivery company. From October 1993 to January 1997, he served as Executive Vice President, Chief Operating and Financial Officer of CIDCO. From March 1993 to September 1993, he served as President, Chief Operating and Financial Officer of PSI Integration, Inc. From February 1989 to February 1993, he served as Chief Financial Officer and Vice President, Finance Administration of Integrated System, Inc. Mr. McDonald received a B.S. in Accounting from the University of Akron and an M.B.A. from Golden Gate University.

     Chris Schofield has served as the Managing Director of Digital Power Limited since January 1998. Mr. Schofield will resign as a Director of the Company which he served from 1998 to 2001. He was Director and General Manager of Gresham Power Group from 1995 to 1998. From 1988 to 1995, he served as Director of United Kingdom Operations of the Oxford Instruments Group.

     Philip Swany has served as Chief Financial Officer since 1996. Mr. Swany joined the Company as its Controller in 1981. In February 1992, he left the

Company to serve as the Controller for Crystal Graphics, Inc., a 3-D graphics software development company. In September 1995, Mr. Swany returned to the Company where he was made Vice President-Finance. In May 1996, he was named Chief Financial Officer and Secretary of the Company. Mr. Swany received a B.S. in Business Administration - Accounting from Menlo College and attended graduate courses in Business Administration at the University of Colorado.

     The board of directors of Digital has a compensation committee and audit committee. The board of directors of Digital held one regular meeting in 2000. All directors attended 75% or more of the aggregate number of the board of director and committee meetings on which each director served. It is anticipated that after the consummation of the transaction, Digital power will continue to have a compensation, and, in accordance with the rules of the American Stock Exchange, an audit committee.

Executive Compensation

     The following table sets forth the compensation of our President and Chief Executive Officer and Managing Director during the past three year ended December 31, 2000. No other officer or director received annual compensation in excess of $100,000 during the last fiscal year.


                                                     SUMMARY COMPENSATION TABLE

                                                                                           Long Term Compensation
                                        Annual Compensation                       Awards                   Payouts
                                 -------------- -------------------     -------------- -------------      ----------
                                                                         Restricted      Securities         LTIP     All Other
Name and                                           Other Annual             Stock        Underlying        Payouts    Compensation
Principal Position       Year       Salary       Compensation ($)       Award(s) ($)    Options (#)          ($)
---------------------- --------- -------------- -------------------     -------------- -------------      ---------- ---------------
Robert O. Smith,         2000    $200,000               $0                   $0          100,000(2)          $0            $0
former                   1999    $134,038(1)$141,912(1) $0                   $0          100,000(2)          $0            $0
President and CEO        1998                           $0                   $0          100,000(2)          $0            $0

Chris Schofield          2000    $105,927               $0                   $0           25,000(3)          $0            $0
Managing Director,       1999    $  95,726              $0                   $0            60,000            $0            $0
Digital Power Limited


(1) Pursuant to Mr. Smith's employment contract, during 1999, Mr. Smith was entitled to receive $200,000 per annum and during 1998, was entitled to receive $175,000 per annum. Due to the financial condition of the Company, Mr. Smith only received $134,038 and $141,912 during 1999 and 1998, respectively.

(2) Pursuant to his employment contract, Mr. Smith is entitled to receive options to acquire 100,000 shares of common stock at the beginning of each year. The exercise price is equal to the lower of market value as of the first business day of the year or the average closing price for the first six months of each year of his contract. The exercise price for year 2000 was $1.5625; for 1999, the exercise price was $1.875; and for 1998, the exercise price was $6.69. The options issued in 1998 where repriced on November 5, 1998, to an exercise price of $2.31 per share.

(3) Represents options to acquire 25,000 shares of common stock at $1.5625 per share.

     The following table sets forth the options granted to Messrs. Smith and Schofield during the past fiscal year.



                                           OPTION GRANTS IN LAST FISCAL YEAR


                                                               Individual Grants
                        ------------------------------------------------------------------------------------------------
                                                         % of Total Options
                           Number of Securities              Granted to              Exercise or
                            Underlying Options           Employees in Fiscal         Base Price         Expiration
        Name                    Granted (#)                     Year                   ($/Sh)              Date
------------------------------------------------------------------------------------------------------------------------
Robert O. Smith                   100,000                       27.3%                  $1.5625         January 2010

Chris Schofield                   25,000                        6.8%                   $1.5625         January 2010
------------------------------------------------------------------------------------------------------------------------

     The following table sets forth Mr. Smith's and Mr. Schofield's fiscal year end option values.




                                    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                           AND FISCAL YEAR-END OPTION VALUES

                                                                                                  Value of Unexercised
                                                                        Number of Unexercised     In-the-Money Options
                                                                        Options at FY-End (#)       at FY-End ($)(1)

                                                                             Exercisable/             Exercisable/
                         Shares Acquired on                                 Unexercisable             Unexercisable
         Name               Exercise (#)        Value Realized ($)
-------------------------------------------------------------------------------------------------------------------------
Robert O. Smith                286,900               2,458,197              200,000 Exercisable       $0 Exercisable

Chris Schofield                  -0-                    -0-                 125,000 Exercisable       $3,125 Exercisable
-------------------------------------------------------------------------------------------------------------------------


(1)  Market price at December 29, 2000, for a share of common stock was $1.6875.


Employment Contracts

     On March 1, 2000, Mr. Smith entered into an employment contract effective January 1, 2000. The term of the employment agreement is for one year subject to annual renewal. Under the terms of Mr. Smith's employment contract, Mr. Smith shall serve as President and Chief Executive Officer and his salary shall be $200,000 per annum, and he shall be entitled to bonuses as determined by the Board. In addition, he shall have the right to receive on the first business day of each January during the term of his contract options to acquire 100,000 shares of common stock at the lower of market value as of such date or the average closing price for the first six months of each year of his contract. Pursuant to Mr. Smith's employment contract, in the event there is a change in control of the Company, Mr. Smith shall be entitled to receive in one payment, the sum of six times his annual base salary. If Mr. Smith's employment agreement is not renewed or he is terminated without cause, Mr. Smith will be entitled to three times his annual base salary.

     As part of the transaction with Telkoor Telecom, Mr. Smith agreed, if the transaction with Telkoor Telecom is consummated, to modify his employment relationship. Effective on the consummation of the securities purchase agreement, Mr. Smith's employment agreement will be terminated and Mr. Smith will be entered into a consulting agreement. The proposed consulting agreement is for a period of three years, for which Mr. Smith will receive $100,000 per year and the right to receive options to purchase 100,000 shares of common stock for each year. Finally, pursuant to the proposed consulting agreement, Mr. Smith will have the right to require Telkoor to purchase up to 5% of his outstanding common stock, as of the date of his consulting agreement at $1.00 per share.

     Directors of Digital who are non-employee directors receive $2,500 per quarter and options to purchase 10,000 shares of common stock per annum. Due to the financial condition of the Company, the three outside directors waived their $2,500 fee for the second quarter.

                          Compliance With Section 16(a)
                     of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and other equity securities of the Company ("Forms 4"). Officers, directors and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with for the year ended December 31, 2001, except for Mr. Schofield who inadvertently was late filing one report reporting four transactions.

                 Certain Relationships and Related Transactions

     During the past fiscal year ended December 31, 2000, we have not been a party to any transaction, proposed transaction or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

                          Security Ownership of Certain
                        Beneficial Owners and Management

     Assuming the  transaction  was  consummated  as of  September 6, 2001,  the following table sets forth certain information with respect to the beneficial ownership of shares of Digital Power common stock by all shareholders known by Digital Power to be the beneficial owners of more than five percent of the outstanding shares of such common stock, proposed directors and executive officers of Digital Power individually, and proposed directors and all executive officers of Digital Power as a group. Assuming the transaction was effected when executed as of September 6, 2001, there were 4,510,680 shares of common stock outstanding. Unless otherwise indicated, each owner has sole voting and investment powers over its or his shares of common stock. The address of all shareholders, unless otherwise indicated, is Digital Power Corporation, 41920 Christy Street, Fremont, California 94538.

                                                                   No. of Shares
                      Name                                         Common Stock(1)            Percent
                      ----                                         ---------------            -------
Telkoor Telecom Ltd.                                                  3,150,000(2)             49.14%
5 Giborei Israel
Netanya 42293
Israel

Ben-Zion Diamant,                                                     3,150,000(3)             49.14%
Chairman

David Amitai,                                                         3,150,000(3)             49.14%
Director

Robert O. Smith,                                                        467,504(4)              9.72%
Director

Digital Power - ESOP                                                       167,504              3.71%
41920 Christy Street
Fremont, CA  94538

Chris Schofield,                                                        122,000(5)              2.64%
Managing Director, Digital Power Limited

Philip G. Swany,                                                         52,250(6)                  *
Chief Financial Officer

Scott McDonald,                                                          40,000(7)                 *%
Director

Mark L. Thum,                                                                    0                  0
Director

All directors and executive officers as a group                       3,831,754(8)             55.55%
(7 persons)

*     Less than one percent.

(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2)  Includes warrants to purchase 1,900,000 shares exercisable within 60 days.

(3) Mr. Diamant and Mr. Amitai each serve as directors of Telkoor Telecom. Includes 3,150,000 shares of common stock beneficially owned by Telkoor Telecom, which may also be deemed beneficially owned by each Mr. Diamant and Mr. Amitai.

(4) Includes 300,000 shares subject to options exercisable within 60 days. Also includes 167,504 owned by the Digital Power ESOP of which Mr. Smith is a trustee.

(5)  Includes 105,000 shares subject to options exercisable within 60 days.

(6)  Includes 52,250 shares subject to options exercisable within 60 days.

(7)  Includes 40,000 shares subject to options exercisable within 60 days.

(8) Includes 2,387,250 shares subject to options and warrants exercisable within 60 days. Also includes 167,504 shares owned by the Digital Power ESOP of which Mr. Smith is a trustee and may be deemed a beneficial owner.

Other Information

     We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


                                                      Digital Power Corporation
                                             By Order of the Board of Directors